Technical Report:

Carswell Uranium Project,

Western Athabasca Basin,

Saskatchewan, Canada

Saskatchewan Mineral Depositions S-110279, S-110924, S-110925, S-110926, S-110927, S-110928, S-111213, S-111214, S-111215, S-111216, S-111221, S-111222, and S-111507

Prepared For:

CanAlaska Uranium Ltd.

Vancouver, British Columbia, Canada

Prepared by:

Sandra J. Foster, M.Sc. P.Geo.

Saskatoon, SK, Canada

Grant Nimeck, P. Geo

Saskatoon, SK. Canada

A Technical Report in compliance with

National Instrument 43-101

September 15, 2010

FINAL

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Summary

CanAlaska Uranium Ltd contracted Sandra Jean Foster Consulting Ltd. (SJFC) to prepare a NI 43-101 compliant technical report on the Carswell Uranium Project of the Athabasca Basin, Saskatchewan Canada.

CanAlaska Uranium Ltd has acquired/staked 13 mineral dispositions (comprising 26,162 hectares) covering part of the Western Athabasca Basin. The basin is a Proterozoic basin containing numerous known uranium deposits, including several past and current uranium producers. The McArthur River and Cigar Lake deposits are located in the Athabasca Basin and are the richest deposits discovered to date. The Carswell district is located in the western portion of the Athabasca basin, in the general vicinity of the roughly circular Carswell geologic structure. Previous exploration and production of uranium in the Carswell district was conducted from the Cluff Lake mine. The Cluff Lake deposits were discovered in the 1960s. Uranium ore was produced from the open pit operation from 1980-83, at which time production shifted to underground and continued until 2002. Total production from the Cluff Lake operations is recorded to be approximately 64 million pounds of U3O8. Recent advances in uranium demand and exploration techniques have led to a resurgence of interest in the potential of the Carswell district.

The CanAlaska Carswell Property has been surveyed by an airborne VTEM survey as an initial assessment of the property. These results, along with publicly available results of historic work conducted in the area, were compiled and reviewed. This technical report is based on the information arising from that study and the historical reports.

Based on a review of this information the authors conclude that,

•

Can Alaska’s Carswell properties hold potential for economic concentrations of uranium.

•

Potential exists for all the deposit styles currently known in the eastern Athabasca basin.

•

The western Athabasca basin, with the exception of the “dome” area of the Carswell structure, is under explored for uranium, relative to the eastern Athabasca Basin.

•

Fluid migration pathways and areas where fluid flow was focused are potential sites for uranium mineralization or geochemical alteration phenomena related to fluid migration. Such areas include large structures such as faults.

•

Faults with a long history of activation and reactivation are the most likely to have been part of such a fluid system.

•

Major faults have been identified by regional airborne geophysical surveys in several areas of the Carswell properties.

2 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

•

Challenges to exploration in the area include great thicknesses of Athabasca sandstone cover and conductive intervals within the sandstone cover.

•

High conductivity and structural complexity characterize the “outer ring” portion of the Carswell structure making exploration in this portion of the property relatively difficult.

Given the above conclusions, the authors recommend the following further steps in determining the uranium mineral potential of the CanAlaska Uranium Ltd. Carswell Property:

•

Examine core from historical drill hole SYL-1 and record physical property data for geophysical interpretations

•

Prioritize EM features and conduct dc-resistivity geophysical surveys on selected target areas to locate cross-cutting features

•

Drill test cross-cutting features to identify and delineate any geochemical alteration zones, which may suggest that the structures may have been the site of fluid circulation. Continue to establish target priorities.

•

Drill test priority targets

Three geographic areas are recommended based on their potential for their mineralization and being relatively underexplored.

•

Sylvia Lake

•

Modeste Lake

•

Denice Lake

3 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Table of Contents

1.0	INTRODUCTION AND TERMS OF REFERENCE	7
DISCLAIMER		7
1.1	DEFINITION OF TERMS	9
1.1.1Explanation of Mineral Names		9
2.0	RELIANCE ON OTHER EXPERTS	9
3.0	PROPERTY DESCRIPTION AND LOCATION	9
3.1	LAND TENURE	11
4.0	ACCESSIBILITY, INFRASTRUCTURE, CLIMATE AND PHYSIOGRAPHY	12
4.1	ACCESSIBILITY AND INFRASTRUCTURE	12
4.2	CLIMATE	12
5.3	PHYSIOGRAPHY	12
6.0	HISTORY	12
7.0	GEOLOGICAL SETTING	14
7.1	REGIONAL GEOLOGY	14
7.1.1 STRATIGRAPHY OF THE ATHABASCA BASIN		14
7.2	LOCAL GEOLOGY	17
7.2.1 Diabase Dykes		19
7.2.2 QUATERNARY SEDIMENTS		19
7.2.3Alteration associated with Shea Creek Deposits		19
7.3	PROPERTY GEOLOGY	21
8.0	DEPOSIT TYPES	22
9.0	MINERALIZATION	26
9.1	SUMMARY OF KNOWN MINERALIZED OCCURRENCES	26
9.1.1Potential for Further Discoveries		26
10.0 EXPLORATION		29
10.1	HISTORICAL EXPLORATION	29
10.1.1 Historical Drilling		31
10.2	REGIONAL AIRBORNE GEOPHYSICAL SURVEYS	33
11.0 DRILLING		38
12.0 SAMPLING METHOD AND APPROACH		38
13.0 SAMPLE PREPARATION, ANALYSIS, AND SECURITY		38
14.0 DATA VERIFICATION		38
15.0 ADJACENT PROPERTIES		38
15.1 CLUFF LAKE DEPOSITS		38
15.2	SHEA CREEK DEPOSITS	39
16.0 MINERAL PROCESSING METALLURGICAL TESTING		39
17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		40
18.0 OTHER RELEVANT DATA AND INFORMATION		40

4 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

19.0 CONCLUSIONS AND RECOMMENDATIONS	40
19.1 EXPLORATION STRATEGY	43
20. REFERENCES	44
21.0 DATE AND SIGNATURE	52
22.0 STATEMENT OF CERTIFICATION BY PRINCIPAL AUTHOR	53
STATEMENT OF QUALIFICATIONS FOR GRANT NIMECK	1
APPENDIX 1	2
COPY OF ASSIGNMENT OF MINERAL LICENCES	2
APPENDIX 2	1
SUMMARY OF DRILLING IN THE VICINITY OF AND ON THE CANALASKA DISPOSITIONS	1
APPENDIX 3	1

5 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

FIGURES
Figure 1 – Project Location	10
Figure 2 – Claim Location and Access	13
Figure 3 – Regional Geology	15
Figure 4 – Athabasca Basin Stratigraphy	17
Figure 5 – Local Geology	20
Figure 6 & 7 – Deposit Models	24
Figure 8 – Unconformity Associated Deposit Model	24
Figure 9 – Known Mineralized Occurrences	28
Figure 10 – Regional Ground Surveys and Historical Drilling	32
Figure 11 – EM Geophysics, Drill Holes & Interpreted Megatem Conductors	34
Figure 12 – Mix of VTEM & Megatem EM, Historical Drill Holes & Interpreted Megatem Conductors	35
Figure 13 – Mag Geophysics, Drill Holes & Interpreted Megatem Conductors	36
Figure 14 – 1st Vertical Derivative Magnetics, Historical Drill Holes & Interpreted Megatem Conductors	37
Figure 15 – Proposed Work Areas	42

TABLES
Table 1 – Mineral and Rock Names and Definitions	9
Table 2 – Carswell Property Mineral Disposition Status	11
Table 3 – Property Geology	21

6 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

1.0

INTRODUCTION AND TERMS OF REFERENCE

This report has been prepared for CanAlaska Uranium Ltd, by Sandra J. Foster M.Sc., P. Geo. of Sandra Jean Foster Consulting Ltd. (SJFC) and she is the principal author of this report. Ms Foster is a consultant registered with APEGS (Member No. 10598) with an authorized scope of consulting practice defined as Geology: Mineral Exploration and Mining. Ms. Foster has over 20 years experience in the mineral exploration industry in a variety of sedimentary and hard rock environments as well as several years employment in producing mines. She has been involved in projects in a number of geographic regions including Saskatchewan, Northwest Territories and Nunavut, eastern United States and West Africa. Her specialties included regional basinal analysis and regional geological mapping, the planning and execution of exploration programs for a variety of mineral commodities, with particular expertise in the field of uranium deposits.

Ms. Foster reviewed the information supplied by CanAlaska Uranium Ltd. as well as other publicly available documents. The CanAlaska Carswell Property has been surveyed by an airborne VTEM survey as an initial assessment of the property. These results along with publicly available results of historic work conducted in the area were compiled and reviewed. This report is based on the information arising from that study and the historical reports.

Ms. Foster is considered an “Independent Qualified Person” for purposes of compliance with the NI43-101 standards. Mr. Grant Nimeck P.Geo. is a professional geoscientist specializing in geophysics. Mr. Nimeck reviewed the VTEM data and all historical geophysical data applied to this report. Mr. Nimeck wrote section 19.1 of this report.

CanAlaska Uranium Ltd. acquired by staking and through its agreement with Hawke Uranium Inc, the 13 mineral dispositions of this study. The property was acquired for the purpose of exploring for economic concentrations of uranium (Appendix 1).

DISCLAIMER

In the preparation of this report, the authors relied on historical reports, opinions and statements not prepared under their supervision; therefore the authors hereby do not take responsibility specifically for the accuracy of the historical data. These items will be hereinafter identified in this report as being either “third party reports” or “historical information.” Analytical procedures, personnel, and facilities used by the previous evaluators were not necessarily independent and it is not known if the authors of those reports were “Qualified Persons” as defined by National Instrument 43-101.

Sources of information on prior exploration work in the general area of the Carswell mineral dispositions are available as technical reports filed by mineral exploration companies in fulfillment of annual assessment requirements imposed by the Saskatchewan Department of Energy and Mines branch of the Saskatchewan government. These reports become available to the public after a defined confidentiality period. These reports do not necessarily provide a complete record of the exploration work that was carried out. It is not known if the material on record represents the complete record of information collected by the previous exploration companies.

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Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

The stratigraphy of the Athabasca basin and the processes of diagenesis, alteration, and uranium mineralization and preservation are topics of both historical and on-going research by numerous industry, academic, and government bodies.

Property descriptions and land status were obtained from the list of lands as set forth in the on-line data provided by the Saskatchewan Department of Energy and Resources database. No attempt to independently verify the land tenure information was made by the authors.

The present Technical Report is prepared for the purposes of meeting the requirements of National Instrument 43-101. It is based upon a study undertaken by the authors on behalf of CanAlaska Uranium Ltd. of the geology of its mineral dispositions comprising the Carswell district property. The objective of the study was to identify  exploration targets with potential for economic concentrations of uranium mineralization. Most of the information was available through public record sources and derived from the expertise of the author. No engineering designs were produced and assumptions and estimates were made in many areas given the preliminary sense of the report. Consequently, no final grade and tonnage values have been estimated nor is any mine design or mill feed proposed. No calculation of estimated revenue and expense streams were made, nor was any reference given either to “ore”, “reserve,” or “resource,” which as yet, do not exist.

The reader is reminded that the term “ore” should not be used, disclosed or implied unless proven mineral reserves have been determined to exist on the property. To be called ore, economic factors must be taken into account and it must be reasonable to expect that metals or minerals may be profitably extracted from the ore.

Since no proven reserves have been identified during the course of work undertaken to prepare this report, the term “ore” will not be used by the authors. Where the term “ore” may be used in this report, it is only in the context of a direct quote taken from third-party reports or papers reflecting historical documentation and as such is not compliant with recommendations set forth in National Instrument 43-101.

The primary use of the technical information contained within the study will be to provide basic information for additional geological, geophysical, engineering, and economic studies.

8 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

1.1

Definition of Terms

1.1.1

Explanation of Mineral Names

Names of minerals used in this report are as shown in Table 1.

TABLE 1 Mineral and Rock Names and Definitions
Name	Chemical Formula/Definition
uraninite (pitchblende)	UO2
coffinite	U(SiO4)1-x(OH)4
illite	(K,H3O)(Al,Mg,Fe)2(Si,Al)4O10[(OH)2,(H2O)]
kaolin	Al2O3·2SiO2·2H2O
sudoite	Mg2(Al,Fe+3)3Si3AlO10(OH)8
dravite	NaMg3Al6(BO3)3Si6O18(OH)4
hematite	Fe2O3

2.0

RELIANCE ON OTHER EXPERTS

The author has relied upon information available to the general public and has not undertaken any work to validate such documentation. No attempt was made to examine drill cores or undertake any descriptive core logging.

3.0

PROPERTY DESCRIPTION AND LOCATION

The Carswell Property is located south of the western end of Lake Athabasca in northwestern Saskatchewan. The property is located within the 74K/05, 06, 12 National Topographic System map areas and lie west, northwest and south of the Cluff Lake mine site. The property is centered at approximately Latitude 58°24'3.845"N and Longitude 109°46'1.258"W. (Figure 1)

9 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Figure 1  – Project Location

112°0'0"W
110°0'0"W
108°0'0"W
106°0'0"W
104°0'0"W
60°0'0"N
58°0'0"N
56°0'0"N
54°0'0"N
NWT
Lake Athabasca
Carswell Compilation Area
AB
SK
Legend
Athabasca_Basin
CanAlaska Claims
Athabasca Basin
Canada
0 25 50 100
Kilometres
CanAlaska Uranium Ltd.
Carswell Project
Project Location
UTM NAD 83, Zone 13
NTS: 074
Scale: 1:3,000,000
Fig No: 1
Date: August 16, 2010
Drawn by: GRB
Report: CAR2010-01

10 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

3.1

Land Tenure

The CanAlaska Uranium Ltd. Carswell district property consists of 13 mineral exploration dispositions issued under the Crown Minerals Act of Saskatchewan in 2008 and 2009 (Figure 2). Information presented in Table 1 identifies constituent mineral dispositions and associated data.

TABLE 2 CARSWELL PROPERTY MINERAL DISPOSITION STATUS
DISPOSITION NO.	HOLDER	AREA (ha)	EFFECTIVE DATE	IN GOOD STANDING UNTIL	MAP SHEET
S-110928	CanAlaska Uranium Ltd.	3408	10 Jan 2008	09 Jan 2010	74K/05
S-110927	CanAlaska Uranium Ltd.	3378	10 Jan 2008	09 Jan 2010	74K/05
S-110279	CanAlaska Uranium Ltd.	2638	12 Feb 2008	11 Feb 2010	74K/05
S-111221	CanAlaska Uranium Ltd.	4299	29 Jan 2008	28 Jan 2010	74K/12
S-111216	CanAlaska Uranium Ltd.	2851	12 Feb 2008	11 Feb 2010	74K/12
S-111222	CanAlaska Uranium Ltd.	3066	29 Jan 2008	28 Jan 2010	74K/12
S-111215	CanAlaska Uranium Ltd.	2503	29 Jan 2008	28 Jan 2010	74K/12
S-111214	CanAlaska Uranium Ltd.	1385	12 Feb 2008	11 Feb 2010	74K/05
S-110924	CanAlaska Uranium Ltd.	1770	10 Jan 2008	09 Jan 2010	74K/05
S-111213	CanAlaska Uranium Ltd.	2135	29 Jan 2008	28 Jan 2010	74K/05
S-111507	CanAlaska Uranium Ltd.	732	20 Jan 2009	19 Jan 2011	74K/05
S-110925	CanAlaska Uranium Ltd.	475	10 Jan 2008	09 Jan 2010	74K-05/06
S-110926	CanAlaska Uranium Ltd.	373	10 Jan 2008	09 Jan 2010	74K/06
TOTAL HECTARES 26162

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Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

4.0

ACCESSIBILITY, INFRASTRUCTURE, CLIMATE AND PHYSIOGRAPHY

4.1

Accessibility and Infrastructure

Access to the Carswell Property is by means of helicopter or float plane during the summer months and by helicopter or fixed wing aircraft fitted with wheel skis or ice road in winter. Year round access to the Cluff Lake mine site, the most significant infrastructure of the area, is available by way of Highway 955. The nearest sizable population is the community of La Loche approximately 244 km south of the decommissioned Cluff Lake mine site (Figure 2).

4.2

Climate

The climate is mid-latitude continental with temperatures ranging from +32°C in summer to -45°C in winter. Winters are long and cold, with mean monthly temperatures below freeing for seven months of the year. Annual precipitation is about 500 mm per year, with half of that in the summer months. Winter snow pack averages 70 to 90 cm. Lake ice forms by mid-October and usually melts by mid-April. Field operations are possible year round except where there are limitations imposed by lakes and swamps during the periods of spring break-up and autumn freeze-up.

5.3

Physiography

The property is characterized by relatively flat till-plain with elevations from 300 m to 390 m ASL. Throughout the area there is a distinctive north-easterly trend to the landforms arising from the passage of glacial ice from the northeast to the southwest. About 60% of the property is land and 40% is water. Vegetation is mainly jack pine and black spruce forest ranging up to approximately eight metres in height.

6.0

HISTORY

The history of the area is summarized in Section 9.0 Exploration

12 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Figure 2 – Claim Location and Access

110°0'0"W
210000
220000
230000
240000
250000
6500000
6490000
6480000
6470000
6460000
6450000
S-111221
S-111222
S-111215
S-110927
S-110279
S-111216
S-111214
S-110924
S-111213
S-110928
Cluff Lake Mine
S-110926
S-110925
S-111507
Highway 955
Legend
Carswell Structure
CanAlaska Claims
Cluff Lake Mine
Road
NWT
AB
SK
0
2.5
5
10
Kilometres
CanAlaska Uranium Ltd.
Carswell Project
Claim Location and Access
UTM NAD 83, Zone 13
NTS: 074K
Scale: 1:250,000
Fig No: 2
Date: August 16, 2010
Drawn by: GRB
Report: CAR2010-01

13 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

7.0

GEOLOGICAL SETTING

7.1

Regional Geology

The most significant uranium metallogenic district in North America is the Athabasca Basin which covers of 85,000 km2 in northern Saskatchewan and northeastern Alberta. (Figure 3) the basin itself is relatively undeformed and unmetamorphosed clastic sequence of Mesoproterozoic rocks known as the Athabasca Group, lying unconformably on the deformed and metamorphosed rocks of the western Churchill Province of the Achaean Canadian Shield. The basement rocks consist or Achaean orthogneisses, which are overlain by and structurally intercalated with the highly deformed supracrustal paleoproterozoic Wollaston Group (Annesly et al., 2005)

The east-west elongate Athabasca Basin lies astride two subdivision of the Western Churchill Province, the Rae Subprovince on the west and the Hearne Subprovince to the east. These are separated by the northeast trending Snowbird Tectonic Zone which is called the Virgin River-Black Lake shear zone where is occurs beneath the Athabasca basin. In the western Athabasca basin, in the area of interest, the basement rocks of the Rae sub province are present.

7.1.1

Stratigraphy of the Athabasca Basin

Within the Athabasca Group, the basal Shea Creek, Lower Manitou Falls and Upper Manitou Falls sequences are entirely fluvial and were probably restricted to locals near the present-day margins of the Athabasca Basin. (Figure 4) Their general coarsening-upward stacking pattern and limited lateral distribution suggests a normal marine regression under relatively low change in rates of accommodation. The overlying Lower and Upper Wolverine Point sequences were probably more widespread and likely extended beyond the present margins of the Athabasca Basin. This fining-upward succession represents deposition under relatively higher change in rates of accommodation, as sediments retrograded from entirely fluvial to fluvial-lacustrine. The uppermost Locker Lake-Otherside sequence represents a late normal regression where relative change in rates of accommodation is overtaken by rates of sediment supply. Changes in sequence thickness and basal lithology appear to be linked to faulting within the basin. If so this can be used to predict where fault zones occur in the western Athabasca Basin, and indicate potential uranium mineralized zones (Collier, 2003).

14 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Figure 3 – Regional Geology

NWT
AB
SK
Nolan
Ena
Zemlak
Taltson
Uranium City
Train
Dodge
Mudjatik
Beaverlodge
Tantato
Maurice Bay
Gunnar (1955)
Fond-du-Lac
Carswell
Athabasca Basin
Maybelle River (1986)
Cluff Lake (1969)
Shea Creek (1992)
McClean Lake (1980)
Eagle Point (1980)
Midwest (1978)
Rabbit Lake (1968)
Cigar Lake (1981)
Collins Bay Deposit (1977)
Clearwater
McArthur River (1989)
Key Lake (1975)
Peter Lake
Lloyd
Virgin River
Mudjatik
Wollaston
Wathaman Batholith
Kisseynew
Rottenstone
La Ronge
Glennie
Flin Flon
300000
500000
700000
6600000
6400000
6200000
6000000
Legend
Population Centres
Uranium Deposits
Faults
Carswell Inner Ring
Carswell Outer Ring
0 50 100 200
Kilometres
From: Geological Atlas of Saskatchewan, Government of Saskatchewan
CanAlaska Uranium Ltd.
Carswell Project
Regional Geology
UTM NAD 83, Zone 13
Scale: 1:3,500,000
Date: August 16, 2010
Drawn by: GRB
Report: CAR2010-01
Fig No: 3

15 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Figure 4 – Athabasca Basin Stratigraphy

300000
500000
NWT
6500000
6400000
6200000
Gunnar
Maybelle River
Cluff Lake
Shea Creek
McClean Lake
Eagle Point
Midwest
Cigar Lake
Rabbit Lake
McArthur River
Key Lake
AB
SK
Legend is located on the following page
0
50
100
200
Kilometres
From: Geological Atlas of Saskatchewan, Government of Saskatchewan
CanAlaska Uranium Ltd.
Carswell Project
Athabasca Basin Stratigraphy
UTM NAD 83, Zone 13
Scale: 1:2,700,000
Fig No: 4
Date: August 16, 2010
Drawn by: GRB
Report: CAR2010-01

16 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Legend for Figure 4

7.2

Local Geology

CanAlaska’s Carswell property overlies the west Lloyd Domain (formerly Firebag Domain) (Figure 5) where it appears to be made up of metamorphosed supracrustal rocks that were strongly retrogressed after reaching their highest metamorphic grade. Unconformably overlying the Lloyd Domain basement rocks in the property area are conglomerate, sandstone and minor siltstone of the Early Proterozoic Athabasca Group.

17 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

In the area, the Athabasca Group consists of four members of the Manitou Falls Formation, in turn overlain by the Lazenby Lake and Wolverine Point Formations. Drill holes which extend all the way to basement are not abundant in this area. Overall thickness of the Athabasca Group in the property area, (depth to the unconformity,) is estimated to be highly variable with maximum depths estimated to be between 700 and 1000 metres.

A significant geological feature of the district is the Carswell Structure (Figure 4). The Carswell Structure is a multi-ring, roughly circular feature approximately 35 km in diameter that represents a "plug" of uplifted basement material within the Athabasca Basin. Although the subject of debate, the Carswell Structure is most often considered to be the result of a meteorite-impact. It is speculated that the meteorite impact caused a core of basement rock to be uplifted, resulting in vertical displacement of up to 2 km. The Carswell Structure comprises: this uplifted basement core, (18 km in diameter), that is faulted both tangentially and radially; an inner ring (5 km wide) of Athabasca Group rocks, the William River Subgroup, which is in places highly disrupted, brecciated, inverted, and thrust; and an outer annulus (3 to 4 km wide) which contains the only known occurrences of the Douglas and Carswell Formations. The basement and adjacent William River Subgroup are intruded by or contain irregular bodies of the impact-related Cluff Breccias, which are described as comprising impact melt rocks, fall back breccias, and pseudotachylite veins.

Many workers have suggested that the multi-ring configuration is characteristic of hypervelocity impact structures. Other evidence of meteorite impact includes deformation lamellae in quartz, shock metamorphic features in most minerals, formation of glass, and shatter cones and striations.

The meteorite impact scenario is not universally accepted. Currie (1967) held a different view of the origin of the Carswell Structure. He suggested that it originated as the result of a volcanic crypto-explosion, the explosive release of internal crustal pressures. The origins of the structure remain the subject of discussion and research.

It is not known exactly how far the radial and tangential faults extend away from the Carswell structure, as defined by the limits of the basement uplift block. The structures may or may not extend to the northeast corner of the mineral dispositions of the CanAlaska Carswell property.

The Harrison Shear Zone is a regional-scale structure evident on both Bouger (gravity) and total magnetic intensity regional maps. The shear zone forms part of the southwestern margin of the Carswell structure. The shear zone transects the northeastern part of the Carswell Property and could be a significant target for potential uranium deposits.

18 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

7.2.1 Diabase Dykes

 The Mackenzie dyke swarm is estimated to have been emplaced at, 1236±38 Ma (Rb-Sr age) (Armstrong and Quirt, 1988).

7.2.2 Quaternary Sediments

Glacial drift, outwash and lacustrine sands cover the dispositions resulting in very limited outcrop exposures.

7.2.3

Alteration associated with Shea Creek Deposits

The Shea Creek uranium deposit (Figure 4) was discovered in the late 1990s and was the first major discovery in the district outside of the immediate area of the Cluff lake deposits. The distribution of aluminum associated with the Shea Creek mineralization is conformable with the lithostratigraphy throughout the area, regardless of proximity to basement-rooted structures and uranium deposits. The distribution of illite displays similar features, but the intensity of the illitization of kaolin decreases with increasing distance from the structures and uranium mineralization. Hematite bleaching and neoformation of sudoite and dravite were restricted to the vicinity of the fault zones above the uranium ore bodies. The spatial configurations of the mineral anomalies show that syn-ore fluids flowed from the basement towards the sandstone cover via the fault zones, as described in current metallogenic models (Rippert et al. 2000).

19 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Figure 5 – Local Geology

225000
250000
6500000
6475000
6450000
LLm
LLb
AB
SK
Harrison Fault/Shear
LLs
W
D
C
Cgd
UPS
F-O
Cqp
Cgd
Cgd
Cqp
Cqp
LZl
LZs
Cluff Lake
Ob
Oa
D
C
LLm
Shea Creek
LLb
LZc
0
5
10
20
Kilometres
Legend
Uranium Deposits
CanAlaska Claims
Athabasca Basin Faults
Athabasca Basin Lithology
C - Dolostone
Cgd - Granodiorite migmatitic gneiss
Cp - Pelitic gneiss
Cpeg - Granite pegmatite
Cqp - Quartzofeldspathic gneiss
D - Mudstone and quartz arenite
F-O - Undivided Fair Point to Otherside formations
LLb - Conglomeritic quartzarenite
LLm - Upper pebbly quartzarenite
LLs - Lower pebbly quartzarenite
LZc - Quartzarenite > siltstone + mudstone
LZl - Quartzarenite >> siltstone + mudstone
LZs - Quartzarenite with pebbly layers
Oa - Pebbly quartzarenite, quartzarenite
Ob - Quartzarenite
UPS - Unexposed Precambrian Shield
W - Quartzarenite and mudstone
From: Geological Atlas of Saskatchewan, Government of Saskatchewan
CanAlaska Uranium Ltd.
Carswell Project
Local Geology
UTM NAD 83, Zone 13
NTS: 074K
Scale: 1:350,000
Fig No: 5
Date: August 16, 2010
Drawn by: GRB
Report: CAR2010-01

20 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

7.3

Property Geology

TABLE 3 PROPERTY GEOLOGYy
DISPOSITION NO.	Relationship to Carswell Structure	Athabasca Sandstone Cover
S-110928	Outside Carswell Ring Structure	? >500m
S-110927	Outside Carswell Ring Structure	? >500m
S-110279	Western portion of Carswell ring structure and extends west outside the ring.	Locally >700m
S-111221	North-western portion of Carswell ring structure	? >500m
S-111216	Western portion of Carswell ring structure	? >500m
S-111222	North-western portion of Carswell ring structure	? >500m
S-111215	Western portion of Carswell ring structure	? >500m
S-111214	Western portion of Carswell ring structure	? >500m
S-110924	Western portion of Carswell ring structure	? >500m
S-111213	Western portion of Carswell ring structure	? >500m
S-111507	Southern portion of Carswell Ring Structure	? >500m
S-110925	Southern portion of Carswell Ring Structure	? >500m
S-110926	Overlaps Centre Dome and southern ring portion of Carswell Structure	Some outcrop Cover 300-500m?

21 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

8.0

DEPOSIT TYPES

The Athabasca basin is host to numerous uranium deposits whose formation is attributed to geologic processes occurring at or adjacent to the unconformity between the Proterozoic sedimentary strata and the underlying basement lithologies. These deposits are typically referred to as “unconformity-type” deposits. Unconformity associated uranium deposits typically occur as pods, veins and semi-massive replacements consisting of mainly uraninite. They lie close to basal unconformities particularly those between Proterozoic conglomeratic sandstone basins and metamorphosed basement rocks. Several basins of this sort are located in Canada. They are filled by thin, relatively flat lying sediments comprising mainly fluvial redbed quart conglomerate, sandstone and mudstone sequences. The basement gneisses underlying these basins are intensely weathered deeply eroded units with variable preserved thicknesses of reddened, clay-altered, hematitic regolith grading down through a green chloritic zone into fresh rock. The basement rocks are typically highly metamorphosed interbedded Achaean to Paleoproterozoic granitoid and supracrustal gneisses including graphitic metapelites that host many of the known uranium deposits.

Two categories of deposits have provided ore for current and historic mining operations in the Athabasca basin (Figures 6 & 7). Monometallic deposits are generally basement hosted veins, breccias fillings and replacements of uraninite associated with fault zones. Polymetallic deposits are commonly sub horizontal, semi-massive replacements of  uraninite forming lenses just above or straddling the unconformity, and are associated with variable amounts of uranium, nickel, cobalt and arsenic and traces of gold, platinum-group elements, copper, rare-earth elements and iron (Figures 6 & 7)) (Jefferson et al. 2009).

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Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Fundamental aspects of the Athabasca unconformity-type uranium deposits are reactivated basement faults and the action of two distinct hydrothermal fluids. Brittle reactivated faults typically rooted in the basement graphitic-pelitic gneiss, are manifest upward, with brittle expression, through the overlying sandstones. These faults provide conduits for the mineralizing fluid system. The reducing fluids originated in the basement and were channeled along basement faults. The oxidizing fluid originated within the Athabasca sediments and circulated within the inherent basin porosity. Circumstances which allowed these two fluids to mix and precipitate uranium arose in suitable structural environments and areas of fluid focus at or near the basal Athabasca-basement inconformity. Mineralization may also occur in “perched” locations within sandstone fault structures, well above the unconformity (Jefferson et al. 2009).

Two end-members of the unconformity deposit model (Figure 8) have been defined (Quirt, 2003) A sandstone-hosted egress-type model (e.g. Midwest A) involved the mixing of oxidized, sandstone brine with relatively reduced fluids issuing from the basement into the sandstone. Basement-hosted ingress-type deposits (e.g. Rabbit Lake) formed by fluid-rock interactions in which oxidizing sandstone brines entered basement fault zones and the local adjacent wall rocks. Both types of mineralization and associated host-rock alterations have been observed at sites of basement-sandstone fluid interaction where a spatially stable redox gradient front was present.

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CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Figure 6 & 7 – Deposit Models

W
Quaternary dispersal train
Silicified near base
Overlapping alteration zones
Fractures & solution collapse
E
Drumlins & drift
Splayed thrust / reverse faults
MFd
MFc
MFb
RD
RD
Paleoproterozoic (<1780 Ma) Athabasca Group: quartzarenite, mudstone and quartz conglomerate
Unconformity
Paleoweathered zone overprinted by alteration
Cross faults
Tonalitic - granitic gneiss
Paleotopographic & structural high
Paleo-valley
Paleoproterozoic metaquartzite & meta-arkose
Graphitic metapelitic gneiss
Silicified zone
Paleoproterozoic metasedimentary schist and gneiss
Archean to Paleoproterozoic (>1750 Ma) metasedimentary, metavolcanic and metagranitic gneiss and schist
~ 100 m
Horizontal not to scale
Mono-metallic:
- basement hosted
- uranium
- low total REEs; HREEs/LREEs >1
Poly-metallic:
- "sandstone" hosted
- U, Ni, Co, Cu, As
- high total REE; HREE / LREE ~1

Figure 6: Generalized geological elements of mono and polymetallic uranium deposits in the eastern Athabasca. The model illustrates the two end member styles of ore based on morphology of McArthur River and Cigar Lake deposits. (after Sibbald et al. (1976), Hoeve and Quirt (1984, McGill et al. (1993) Rusicka (1996a) Thomas et al. (2000) and Tourigny et al. (2007))

A
Locally silicified
Dickite
Dickite
Illite
Limit of quartz corrosion
Quartz corroded
Cap
Ore
Up-G
Massive clay: illite, chlorite, hematite
Conductive fracture / fault in graphitic pelitic gneiss
Till
Red siliciclastic strata
UC
B
Chlorite
Illite + dickite
Silicified; dravite, chlorite, kaolinite
Illite + Dravite
Cap
PW
Ore
Chlorite
Fresh
~ 100 m

Figure 7: Two end-member "egress-type "sandstone alteration models for uranium deposits in the eastern Athabasca Basin. Mathews et al. (1997), Wasyliuk (2002) and Quirt (2003). A Quartz dissolution "egress style" (e.g. Cigar Lake, Midwest) B Silicification "egress style" (e.g. McArthur River, Key Lake)

CanAlaska Uranium Ltd.

Carswell Project

Deposit Models

Date: August 16, 2010	Drawn by: GRB	Report: CAR2010-01	Fig No: 6 & 7

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CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Figure 8 – Unconformity Associated Deposit Model

Quartzose fluviatile redbeds
regional dickite + illite
illite +/-
sudoite
'Ingress'
style
Sudoite
+/- illite
Unconformity
Regolith
Fe-Mg chlorite, biotite
+/- sudoite
Fluid flow
Fluid flow
Fe-Mg chlorite, biotite
basement gneiss
'Egress'
style
Graphitic Shear Zones
(?were linked)

Figure 8: Diagram illustrating 'egress' versus 'ingress'-style alteration zones for unconformity associated uranium deposits after Hoeve and Quirt , (1994), Sibbald (1985) Fayek and Kyzer (1997) and Quirt (2003) Fluids flowing from the basement were reducing, fluids from the Athabasca sediments were oxidizing and U bearing. Fluid mixing resulted in U precipitation.

CanAlaska Uranium Ltd.

Carswell Project

Unconformity Associated Deposit Model

Date: August 16, 2010	Drawn by: GRB	Report: CAR2010-01	Fig No: 8

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Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Egress-type deposits tend to be polymetallic (U-Ni_Co-As) and typically follow the trace of the graphitic pelites and associated faults along the unconformity. Ingress-type deposits are essentially monominerallic U deposits and usually have more irregular geometry.

Unconformity deposits are typically surrounded by extensive alteration envelopes. In the basement these are generally relatively narrow but become broader where they extend upwards into the Athabasca group. Hydrothermal alterations is variously marked by chloritisation, tourmalinisation (high boron, dravite), hematisation, illitization, silicification/desilisification and dolomitization (Hoeve, 1984)

Although either type of deposit can host high grade mineralization with up to 20% U3O8, these high grades are not typically physically extensive. In plan the high grade mineralization can be 100 m to 150 m long and a few metres to 30 metres wide and/or thick. In the case of the McArthur River deposit the surface projection of mineralization extends for 1.2 kilometres but only about 30 m in width. At Cigar Lake mineralization extends for nearly approximately 1.9 km long and ranges from 20 to 100 m in width

These examples demonstrate the large variety of expression possible within the “unconformity-type” deposits in the Athabasca basin. Although the Carswell property is prospective for unconformity-type deposits of any of the above descriptions, particular consideration is given to the potential for basement-hosted mineralization or mineralization associated with a greater thickness of Athabasca sediments than historic exploration efforts could effectively explore.

9.0

Mineralization

9.1

Summary of Known Mineralized Occurrences

Documentation of anomalous radiometric levels include boulder occurrences are illustrated on (Figure 9). For information on adjacent properties see Section 15.0

9.1.1

Potential for Further Discoveries

Early discoveries of uranium mineralization at quite shallow depths in the Cluff lake area served to focus subsequent exploration efforts in the central area of the Carswell structures for many years. Following the discovery of the Maybelle River and Shea Creek deposits it became clear that the district has potential for economic concentrations of uranium outside of the Carswell structure or its immediately associated features.

The western Athabasca basin has not been subjected to the same level of exploration investment as the eastern Athabasca basin, especially outside of the immediate area of the Carswell structure. The greater Carswell district and the western Athabasca region show very high potential for economic uranium concentrations in all deposit styles known in the eastern Athabasca basin.

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CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Recent advances in geophysical technologies offer improved options for mineral exploration in the western Athabasca basin. Thick Athabasca Group cover, much of it conductive as a result of substantial silt and clay components, prevented earlier geophysical technologies from being fully effective. Traditional airborne and ground time-domain electromagnetic (AEM) survey systems use induction coils as the sensor (receiver). The induction coil in a transient electromagnetic (TEM) system can be replaced with a liquid-nitrogen cooled superconducting quantum interference device (SQUID) sensor. Implementation of the SQUID system for ground surveys is aimed at improved performance in detecting conductive mineralization, particularly where the conductive mineralization of interest lies beneath conductive cover, as is the case in part of the Carswell project.

In the Carswell area, the application of till matrix geochemistry and mineralogy techniques for detection of glacially dispersed alteration and geochemical enrichment halos appears appropriate The challenge for geochemical exploration in much of the western Athabasca basin, is the lack of bedrock exposure and the thick and extensive glacial cover (>5 m). Certain alteration styles associated with unconformity mineralization, such as quartz dissolution; result in incompetent sandstone which does not typically survive glacial transport as boulders. Till composition is variable, reflecting differing proportions of Canadian Shield crystalline rock versus Athabasca sandstone detritus in the till.

The optimum fraction to analyses for uranium is the clay-size fraction. An integrated approach involving radiometric data, bedrock and Quaternary geology, till composition data (chemical, mineralogical, and lithological) and provenance could assist in a successful surficial geochemical sampling program (Campbell et al. 2007).

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Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Figure 9 – Known Mineralized Occurrences

210000
220000
230000
240000
250000
6500000
6490000
6480000
6470000
6460000
6450000
Cluff Lake
Colette
Kianna
Anne
0
2.5
5
10
Kilometres
Legend
Anomalous Radiometric Occurrences
Boulder
Outcrop
Subcrop
Trench
Drillhole
Adit or Shaft
Open Pit
Uranium Deposits
CanAlaska Claims
Carswell Structure
CanAlaska Uranium Ltd.
Carswell Project
Known Mineralized Occurrences
UTM NAD 83, Zone 13
NTS: 074K
Scale: 1:250,000
Fig No: 9
Date: August 16, 2010
Drawn by: GRB
Report: CAR2010-01

28 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

10.0

EXPLORATION

10.1

Historical Exploration

The exploration history of the Carswell District parallels the history of the Athabasca basin. The early exploration programs were largely regional. Early strategies were based on early successes which located ore deposits in areas where the Athabasca/basement unconformity was near surface to less than 200 m below surface. Geophysics comprised airborne magnetic, radiometric, and EM surveys. Regional geochemical surveys typically included till, boulder, stream and lake sediment and water. Regional prospecting with scintillometers, geological mapping based on ground surveys as well as air photo interpretation were also frequent. The results and summaries of many of these exploration programs are documented in the assessment reports of Saskatchewan Ministry of Energy and Resources.

The regional airborne geophysical surveys provided a basic understanding of the lithologies and structures of the district. A basic premise of exploration in the Athabasca basin is concentrated on discriminating Aphebian metasediments from Achaean granites in the basement using airborne magnetic and electromagnetic surveys. The metasedimentary rocks display low magnetic susceptibilities and are usually conductive because of the presence of graphite. In contrast Achaean granites display higher magnetic susceptibility and are non-conductive (Nimeck et al. 2008). In the case of Shea Creek the mineralized zones correspond to a magnetic low located adjacent to a linear EM feature interpreted to represent Aphebian metasedimentary basement rocks.

Historically most of the exploration work in the Carswell district was conducted within the central part of the Carswell structure, particularly along the edge of the basement core in the central part of the structure. Little work was completed outside the central core. Exploration activities included prospecting, geological mapping, geochemistry surveys (lake sediments and water, stream sediments and organic, helium and radon gas), geophysical surveys (radiometry, mapping, VLF, electromagnetic, resistivity, gravity and locally seismic) as well as rotary percussion and diamond drilling

Historical exploration was conducted on all the current CanAlaska dispositions in the western Athabasca. In most cases this work was at a regional scale and consisted of airborne surveys with some regional prospecting and sampling programs.

A more advanced program was conducted in the area of CanAlaska’s western-most dispositions (S-110927, S-110279). Uranerz conducted a lake sediment survey in 1990 on permit MPP1168. They subsequently staked a claim close to the Alberta/Saskatchewan border in an area where uranium in backgrounds up to 44 ppm uranium were observed in lake sediments (Brander Lake anomaly) (Chapman and Bzdel, 1998). Follow-up consisted of lake sediment, soil and sand geochemical surveys as well as trenches, composite boulder sampling and a series of overburden drill holes for till sampling purposes. The results of all these historic programs were inconclusive.

29 | Page

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CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

During the 1996 GEOTEM-EM survey conducted by Cogema a weak EM conductor was noted on line SYML-1 located on what is now CanAlaska’s claim S-110279 (Chapman and Bzdel, 1998)(Figure 10). Estimated depth to the magnetic basement was 750 m. Line SYML-2 located 7 km to the northwest suggested that the depth to basement in that area was greater than 900 m. This was followed up in 1998 by a program of diamond drilling, ground UTEM and gravity surveys. Documentation indicates that two weak conductors (channel 4) are present in the data. These conductors are situated on the flanks of a magnetic high and may reflect geologic contacts or weakly conductive structures.

The target was a weak to moderate EM conductor located within the basement. The program was aimed at discovery of any economic mineralization which might be located under considerable sandstone cover by understanding the variation in unconformity elevation, stratigraphy, petrography alteration lithogeochemistry and clay distribution in the Athabasca sediments and the basement. A single vertical drill hole (SYL-1 764.0 m) (Figure 10) was completed to below the Athabasca/basement unconformity. However, it did not intersect the conductor.

Documentation regarding this drill hole indicates that a local hydraulic breccia interval 1.2 m thick was noted in the Wolverine Point Fm. Some fractures contained pyrite, calcite, hydromuscovite and clay. One fracture contained a fracture coating of calcite up to 1 cm in thickness.

In the Lazenby Lake Formation, weak fracturing was noted with coatings of pyrite, calcite, clay, drusy quartz or muscovite and small dravite needles. Chemical analysis indicated illite was present. Local breccias were also noted in the Lazenby Lake.

The Manitou Falls D (MFd) is described as moderately bleached with weak to moderate hematization, trace to moderate chloritization and patchy weak to strong silicification. This interval was weakly to strongly fractured with some fractures coated with pyrite, calcite, clay or drusy quartz. A fault and associated breccia were noted at 524.0 to 539.4 m. The upper contact was reported to contain drusy quartz and quartz healed fractures and was underlain by a strongly silicified region from 15 to 25 cm thick.

The Manitou Falls C formation was also slightly to moderately bleached and hematized. Fracturing was reported as weak to moderately with some fractures containing pyrite, clay and galena Hydraulic breccia was reported from 609.0 m to 611.0 m. The unconformity between the MFc and the underlying basement was marked by a basal conglomerate from 711.8 to 726.1 m.

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CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Basement lithologies were described as fine-grained, strongly hematized and weakly to strongly chloritized biotite-feldspar-quartz gneiss.

Lithogeochemical results for the Athabasca section were described as indicating anomalous illite from the Locker Lake Formation to the middle of the MFd Formation. The MFc was strongly anomalous for kaolinite and zinc; chlorite and sudoite were anomalous in the MFd. At 722.0 m analysis indicated above average vanadium, barium and lanthanum values. One selected basement sample was analyzed and revealed anomalous lead, zinc and thorium values.

No uranium mineralization was observed in SYL-1 and the maximum radiometric reading recorded was documented to be 203 cps at 734.5 m. The instrument used to measure the counts per second was not identified.

10.1.1 Historical Drilling

A drill hole completed by Titan Uranium, immediately north of the Douglas River, (Figure 10) on strike with the Saskatoon Lake conductor ended at 1350 m without intersecting basement rocks. It is speculated that the depth to the unconformity is in the order or 1400 to 1450 m at that location.

Limited exploration drilling was conducted at various sites on the Carswell property and in the Cluff Lake district. The documentation of this drilling includes historical reports, opinions and statements not prepared under the supervision of the authors of this report; therefore the authors hereby do not take responsibility specifically for the accuracy of the historical data. Analytical procedures, personnel, and facilities used by the previous evaluators were not necessarily independent and it is not known if the authors of those reports were “Qualified Persons” as defined by National Instrument 43-101.

No mineralization is documented in the reports of drilling described below and this section is included for its relevance to regional geological environments only.

Documentation for 7 drill holes located on the Carswell Property was located in the on-line Geological Atlas of Saskatchewan (Saskatchewan Energy and Resources web page) and in the assessment reports of historical work. Only one of these holes SYL-1 successfully penetrated to the Athabasca/basement unconformity. The documentation relating to the drilling was highly variable in detail and information; however no resources or mineralized intervals were reported.

A summary of the historical drilling is included in Appendix 2 as an “Excel” spreadsheet.

31 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Figure 10 – Regional Ground Surveys and Historical Drilling

210000
220000
230000
240000
6500000
6490000
6480000
6470000
6460000
SK
AB
70-NC-6
CAR-279
CAR-281
CAR-203
S-111221
S-111222
S-111215
S-110927
S-110279
S-111216
S-111214
S-110924
CAR-205
SYL-1
CAR-64
S-111213
S-110928
S-110926
S-110925
S-111507
Legend
Titan Uranium Inc. Drill Holes
Historic Drill Holes
Historic Regional Geophysics
Gravity
MLTDEM
MLTDEM and Gravity
CanAlaska Claims
2.5
5
10
Kilometres
CanAlaska Uranium Ltd.
Carswell Project
Regional Ground Surveys and Historical Drilling
UTM NAD 83, Zone 13
Scale: 1:200,000
Fig No: 10
Date: August 16, 2010
Report: CAR2010-01

32 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

10.2

Regional Airborne Geophysical Surveys

A compilation of Airborne EM surveys (Figure 11 & 12) completed over and around the Carswell claims using mid to late time channels and frequencies was completed. Although the data are not merged or leveled, the compilation provides the reader with a sense of the basement conductivity patterns within and surrounding the Carswell claims.  Using standard colours schemes with the cool (blue colours) representing areas of basement rocks displaying low conductivity and warm (purple colours) characterizing basement rocks with higher conductivity values. Two dominant conductive trends are apparent, a circular pattern and a linear NW trending pattern. The circular pattern is interpreted to represent the conductive rocks associated with the Douglas formation within the Carswell structure and considered to be low priority targets for basement hosted uranium mineralization.

The NW trending EM conductors are located within magnetic lows (Figure 13 & 14) that are interpreted to represent Aphebian age meta-sedimentary material, and are considered as higher priority targets. These basement conductors are interpreted as graphitic horizons within the basement rocks.

There is a noticeable transition from a low EM background located in the southern part of the compilation map to a higher EM background in the northern part of the map. This increase in background is likely due to the presence and increase in thickness of the Wolverine Point rocks within the Athabasca sandstone unit. This unit is characterized with a greater percentage of clays and mudstones than sandstones of the Athabasca Group. The NW trending EM conductors appear to end or truncate at this transition in the background conductivity, however the regional UTEM line competed by Cogema over the historical Sylvia project delineated a series of basement EM conductors. The single drill hole completed by Cogema did not intersect graphite.

The conductive background may provide a challenge to delineate basement conductors using induction coils typical of most ground EM systems. The recent advent of field tested SQUID sensors, could allow these sensors to be used to record the data at low base transmitter frequencies. This would allow the transient EM fields (due to the overlying conductive sandstone units) to dissipate and decay away, thereby allowing the detection of the EM fields generated by the basement conductors to be measured.

33 | Page

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CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Figure 11 – EM Geophysics, Drill Holes & Interpreted Megatem Conductors

200000
210000
220000
230000
240000
250000
6500000
6490000
6480000
6470000
6460000
6450000
6440000
6430000
70-NC-6
CAR-279
CAR-281
CAR-203
CAR-205
SYL-1
CAR-64
Cluff Lake Mine
0
2.5
5
10
Kilometres
Legend
Cluff Lake Mine
Historic Drill Holes
Megatem Conductors
Higher priority targets
Lower priority targets
Magnetic Lineaments
Historic Regional Geophysics
Gravity
MLTDEM
MLTDEM and Gravity
CanAlaska Claims
CanAlaska Uranium Ltd.
Carswell Project
EM Geophysics, Drill Holes
& Interpreted Megatem Conductors
UTM NAD 83, Zone 13
NTS: 074K-05
Scale: 1:300,000
Fig No: 11
Date: August 16, 2010
Drawn by: GRB
Report: CAR2010-01

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CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Figure 12 – Mix of VTEM & Megatem EM, Historical Drill Holes & Interpreted Megatem Conductors

210000
220000
230000
240000
6500000
6490000
6480000
6470000
6460000
SK
AB
70-NC-6
CAR-279
CAR-281
CAR-203
CAR-201
CAR-199
CAR-205
CAR-140
SYL-1
CAR-255
CAR-64
Cluff Lake Mine
CAR-005
CAR-006
0
2.5
5
10
Kilometres
Legend
Cluff Lake Mine
Historic Drill Holes
Megatem Conductors
Higher priority targets
Lower priority targets
Magnetic Lineaments
Historic Regional Geophysics
Gravity
MLTDEM
MLTDEM and Gravity
CanAlaska Claims
CanAlaska Uranium Ltd.
Carswell Project
Mix of Mid-Late Time VTEM & Megatem EM, Historical Drill Holes & Interpreted Megatem Conductors
UTM NAD 83, Zone 13
NTS: 074K05
Scale: 1:200,000
Fig No: 12
Date: August 16, 2010
Drawn by: GRB
Report: CAR2010-01

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Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Figure 13 – Mag Geophysics, Drill Holes & Interpreted Megatem Conductors

210000
220000
230000
240000
250000
6500000
6490000
6480000
6470000
6460000
6450000
6440000
70-NC-6
CAR-279
CAR-281
CAR-203
CAR-205
CAR-64
SYL-1
SK
AB
Cluff Lake Mine
0
2.5
5
10
Kilometres
Legend
Cluff Lake Mine
Historic Drill Holes
Megatem Conductors
Higher priority targets
Lower priority targets
Magnetic Lineaments
Historic Regional Geophysics
Gravity
MLTDEM
MLTDEM and Gravity
CanAlaska Claims
CanAlaska Uranium Ltd.
Carswell Project
Mag Geophysics, Drill Holes & Interpreted Megatem Conductors
UTM NAD 83, Zone 13
NTS: 074K05
Scale: 1:300,000
Date: August 16, 2010
Drawn by: GRB
Report: CAR2010-01
Fig No: 13

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CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Figure 14 – 1st Vertical Derivative Magnetics, Historical Drill Holes & Interpreted Megatem Conductors

210000
220000
230000
240000
6500000
6490000
6480000
6470000
6460000
SK
AB
70-NC-6
CAR-279
CAR-281
CAR-201
CAR-203
CAR-199
CAR-205
CAR-140
SYL-1
CAR-255
CAR-64
Cluff Lake Mine
CAR-005
CAR-006
0
2.5
5
10
Kilometres
Legend
Cluff Lake Mine
Historic Drill Holes
Megatem Conductors
Higher priority targets
Lower priority targets
Magnetic Lineaments
Historic Regional Geophysics
Gravity
MLTDEM
MLTDEM and Gravity
CanAlaska Claims
CanAlaska Uranium Ltd.
Carswell Project
1st Vertical Derivative Magnetics, Historical Drill Holes & Interpreted Megatem Conductors
UTM NAD 83, Zone 13
NTS: 074K05
Scale: 1:200,000
Fig No: 14
Date: August 16, 2010
Drawn by: GRB
Report: CAR2010-01

37 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

11.0

DRILLING

No drilling was carried out by CanAlaska on the Carswell Property. Historical drilling is summarized in Section 10.1.1 above.

12.0

SAMPLING METHOD AND APPROACH

This section is not applicable.

13.0

SAMPLE PREPARATION, ANALYSIS, AND SECURITY

This section is not applicable.

14.0

DATA VERIFICATION

Refer to Hawke Airborne Survey logistics and QA/QC report Appendix 3.

15.0

ADJACENT PROPERTIES

The information presented in this section is based on publicly available information from the various referenced sources.

15.1 Cluff Lake Deposits

Early exploration of the Carswell Structure (Figure 4) began in 1967 with an airborne radiometric survey and investigations in the spring of 1968 lead to the discovery of mineralized boulders. Sustained exploration in the area revealed that only in the south of the structure did showings lead to discovery of ore deposits (Figure 9). In 1970 the “D” sandstone-hosted unconformity deposit was discovered. By the end of 1995, six additional basement-hosted unconformity related deposits had been delineated: “OP” discovered in 1970, Claude in 1971, Dominique-Peter in 1981, North Dominique-Janine in 1984, South Dominique-Janine in 1986 and West Dominique-Janine 1995. Total production of all deposits amounted to approximately 64,000,000 lbs at an average grade of 0.92% U3O8

In the Cluff Lake area the basement-sandstone contact is normal, though overturned, with a well developed paleoweathering profile. The oldest rocks of the basement gneisses in the Carswell Structure have been separated into an upper unit called the Peter River gneisses, derived from shales and a lower unit called the Earl River complex, derived from felsic and mafic volcano-sedimentary rocks (Pagel and Svab, 1985). Metamorphism in these units reached granulite facies. During the Hudsonian orogeny rocks were subjected to amphibolite facies metamorphism. The Earl River complex rocks underwent some anatexis, locally intruded the Peter River gneisses, and formed domal structures in the southern part of the Carswell structure. (Baudemont and Fedorowich, 1996)

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Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

15.2

Shea Creek Deposits

The Shea Creek deposits (Figure 9) are located in the western part of the Athabasca basin, 15 km south of the Carswell Structure and 300 km west of the major uranium deposits of the eastern Athabasca Basin. In the Shea Creek Area the basement underlying the Athabasca sandstone consists of a graphitic metasedimentary unit, including pelitic gneisses and garnetite intercalated between two felsic othogneiss units (Pagel and Svab, 1985, Card, 2003) The metasedimentary unit was thrust over the lower felsic gneiss units (Rippert et al. 2000 and Lorilleux et al. 2003). The basement rocks have undergone retrograde metamorphism (i.e. biotite and garnet chloritization, feldspar sericitization) attributed to isostatic uplift of the rocks during the Trans-Hudson orogen (1880-1760 Ma; Pagel and Svab, 1985; Halter, 1988; Chiarenzelli et al. 1998). A paleoweathering surface caps the basement lithologies and ranges from 10-20 m in thickness.

The Shea Creek uranium deposits (Figure 9), consisting of the Anne, Colette, and Kiana ore zones, occur at the unconformity between sandstone and basement rocks beneath 700 m of sandstone. The structurally controlled mineralization occurs along the Saskatoon Lake conductor which follows the graphitic metasedimentary basement unit (Rippert et al. 2000; Lorilleux et al. 2003). It corresponds to a graphitic, fault zone rooted in the basement, which offsets the unconformity and attenuates the sandstone cover. The ore zones are associated with breccias zones developed along a series of shallow-dipping reverse faults that intersect the Saskatoon Lake conductor and have resulted in fault bound wedges at the unconformity

Drilling began in 1992 and drill-hole SHE-2 identified favourable alteration (dravite, drusy quartz, chlorite, graphite) and graphitic, shear-zone-hosted, uranium mineralization with a grade-thickness (GT per mil) of 4.3 (approx. 0.6% U over 0.7 metres) (Carroll et al 2006).

In 2005 drilling SHE-114-5 in the Kianna area intersected mineralization grading 27.4% uranium over 8.8 m (Carroll et al 2006). The potential for additional discoveries is excellent and much of the Saskatoon Lake conductor remains to be tested.

16.0

MINERAL PROCESSING METALLURGICAL TESTING

This section is not applicable.

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Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

17.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable as there are no known mineral resources or mineral reserves on the CanAlaska mineral dispositions at the time of writing this report.

18.0

OTHER RELEVANT DATA AND INFORMATION

There is no other data or information to include in this section.

19.0

CONCLUSIONS AND RECOMMENDATIONS

The premise is that the most promising areas for uranium mineralization are locations where uranium bearing fluids and oxidizing fluids were channeled into a local where mixing took place the resulting fluid contacted a reducing environment resulting in uranium being precipitated. Structures with a long history of activation or evidence of reactivation over time are the most likely to have been part of such a fluid system.

Major faults are visible in the results of the regional airborne surveys in several areas of the Carswell property (Figure 5). Initially the EM features should be prioritized with subsequent work focused on locating any features which cross-cut the major high priority features. Locating cross-cutting features would require ground dc-resistivity geophysical surveys. Once identified, these areas must be then explored for geochemical alteration that may indicate the structures have been the site of fluid circulation. This approach using resistivity has been demonstrated as a way to optimize drill testing. For instance, the Shea Creek deposits correspond to a resistivity low in the lower Athabasca Group formations. This low-resistivity region is interpreted as being due to reactivation of an older structure and associated hydrothermal alteration along the EM conductor.

The conclusions and recommendations for future exploration work on the CanAlaska dispositions address three geographic areas which remain under explored and show potential for cross-cutting structural features and/or alteration related to structurally controlled fluid migration pathways.

A large proportion of the Carswell property falls with the “ring” or “outer ring” portion of the Carswell structure. This part of the Carswell structure is characterized by a high degree of structural disruption, including numerous faults of various scales, overturned beds and abundant brecciation. Geophysically, it is characterized by the presence of highly conductive stratigraphy that makes interpretation of discernable elements within the ring difficult. Due to the early exploration successes within the dome portion of the structure and more recently in the Shea Creek area these areas become the focus of sustained exploration consuming most of the exploration budgets. Partly due to this and partly due to structural complexity and resulting challenges the outer ring, remains relatively under explored.

40 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Potential exists on the Carswell properties for uranium mineralization related to unconformity processes in both the Athabasca and basement lithologies. The deposits associated with unconformity environments are typically compact in their dimensions. The alteration systems associated with them may typically not be large. In most of the Carswell property the thickness of the Athabasca Group sediments is greater than 500 m and may extend up to 1000 metres or more locally. This cover combined with the structural complexity of the “ring” provides a very challenging exploration environment. The best approach would include combining technologically modern geophysical surveys with awareness of the signature structural and alterations features of other deposits in the area particularly Shea Creek.

Three areas (Figure 15) were selected as high priorities for immediate exploration attention based on prospectivity, application of technologies and being relatively underexplored. In each case it would be appropriate to focus on delineating areas where hydrothermal reactivation events have produced alteration “haloes” within the sandstone units. Basement EM conductors with associated sandstone alteration zones are considered high priority targets.

As at Shea Creek, brittle structural features that postdate the deposition of the Athabasca group are favourable locations to focus exploration. The intersections of early and late structures provide ideal fluid circulation systems for the mixing of uranium bearing sandstone brines with reduced basement fluids to produce a redox environment suitable for uranium mineralization to be deposited.

Area A Sylvia Lake (parts of S-110927, S-110279, and S-110928)

This area is located outside of the Carswell ring structure, to the west of the structure (Figure 15).

This area is outside the structural disruption of the Carswell structure and was explored in 1998 by Cogema. Ground geophysical surveys consisting of electromagnetic and gravity surveys were carried out with the objectives of testing for conductive zones and to identify basement structures and lithologies. These surveys were completed on three lines and a single drill hole subsequently was drilled to test a weak EM conductor. This area is near the edge of a gravity low. The drill hole intersected approximately 722 metres of Athabasca sandstone ranging from Wolverine Point to Manitou Falls. The descriptive drill log indicates that the lithostratigrahy appears normal for the area. Sandstone in the MFd shows brecciation capped by a zone of interstitial silicification (silica cap) about 4 metres thick. The sandstone is generally characterized by interstitial kaolinite however just above the unconformity is relatively high in illite.

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Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Figure 15 – Proposed Work Areas

210000
220000
230000
240000
6500000
6490000
6480000
6470000
6460000
SK
AB
S-111221
S-111222
S-111215
S-110927
S-110279
S-111216
S-111214
S-110924
S-111213
S-110926
S-110928
S-110925
S-111507
Legend
Proposed Work Areas
A - Sylvia Lake
B - Modeste Lake
C - Lac Denice
CanAlaska Claims
0 2.5 5 10
Kilometres
CanAlaska Uranium Ltd.
Carswell Project
Proposed Work Areas
UTM NAD 83, Zone 13
NTS: 074K06
Scale: 1:200,000
Date: August 16, 2010
Drawn by: GRB
Report: CAR2010-01
Fig No: 15

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Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

The Lazenby Lake formation in this area includes of substantial thicknesses of interbedded silt and clay rich sediments. These sediments constitute a conductive interval within the Athabasca cover which seriously impedes the effectiveness of traditional TEM airborne geophysical technologies and ground EM surveys. Recent advances in SQUID (superconducting quantum interference device) technologies would be appropriately applied in this district and are recommended for consideration.

The drill core from SYL-1 is preserved at the Cluff Lake mine site. It is recommended that the core should be examined and physical property data should be collected from representative intervals of the Athabasca Group formations for subsequent use in interpreting geophysical parameters.

Area B Modeste Lake (part of S-110926) This area lies within the “outer ring” portion of the Carswell structure on the south central edge of the inner dome to the north central edge of the outer ring of the Carswell structure (Figure 15).This area is known for its structural complexity and overall highly conductive responses making it difficult to discern discreet structural features. Most of this area is covered by substantial thicknesses of the Athabasca formations. Basement lithologies are mapped in S-110936 and include the Peter River Gneiss in fault contact with the Transition gneiss. The Earl River complex is also mapped in the southeast corner of S-110926. Although it lies between the deposits of the Cluff Lake and Shea Creek camps, and it has several large conductors indicated by historical airborne surveys very little exploration effort has been applied to this area.

Modern air and ground geophysical techniques and geochemical surveys should be applied to this area.

Area C Lac Denice part of S-111213 overlying part of the southwest dome and outer ring contact of the Carswell structure (Figure 15). This area is located very close to the uranium deposits of the Cluff Lake mining camp. In spite of historic geophysical and other work done in the area and the conductors indicated, this area is under explored/tested. This area is also within the outer ring and appears to be structurally complex.

19.1

Exploration Strategy

A recommended geophysical exploration strategy would use the following processes in a stepwise sequence:

•

Analyze potential field data (magnetic and gravity) as a basis for basement and sandstone structures.

•

Identify double or triple points (combination of magnetic, and\or gravity, and airborne EM features) for DC-Resistivity follow-up.

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Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

•

As follow-up to the DC Resistivity, basement conductor(s) may be delineated with focused ground EM surveys over areas where low resistivity sandstone lies immediately above the unconformity. Such resistivity low areas are interpreted to represent hydrothermal reactivation and may represent increased porosity, or clay content associated sandstone and basement faulting.

•

Conduct SQUID survey to record transient EM fields detect and measure the EM fields generated by basement conductors. This technology is the best available for use in geologic environments where conductive strata overlie the target depths and in structurally complex areas.

19.2 Budget Estimation for Recommended Work

Three areas have been defined as priority exploration targets, but a geological model of the whole property is required as well to define where it is possible to explore within the present technological frame work.

Phase 1

A ZTEM survey is required to see deeper than the existing VTEM survey, see through the zones of conductive Athabasca Group, provide a better map of basement conductors in the area outside the Carswell structure where the Fair Point Formation is present, such as the Sylvia Lake area, and combined with the VTEM surveys and information provided by historical drilling map the boundaries of the three domains of the Carswell Structure:

•

Dome, where basement outcrops,

•

Inner ring, underlain by the William River Subgroup and where depths to unconformity is less than 900 metres

•

Outer Ring, underlain by conductive units of the Athabasca Group and where depth to unconformity is more than 900 metres

Areas considered explorable, based on above exercise will require geological mapping, prospecting and geochemical survey using modern techniques and a detailed compilation all available historical data to create the framework for further exploration.

This preliminary phase will be followed by ground geophysics (gravity, TDEM, DC resistivity) on areas detailed by the above compilation.

44 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Targets defined by the ground geophysics supplemented by information from geological mapping, prospecting and geochemical surveys will be drill tested by approximately 8,000 metres of drilling.

PHASE 1 BUDGET
CATEGORY	%	AMOUNT
Airborne Geophysics (ZTEM)	7%	$300,000
Compilation	1%	$50,000
Geology, Prospecting, Geochemistry	5%	$200,000
Ground Geophysics
TDEM; 30 km @ $8000	5%	$240,000
DC resistivity 150 km @ $4000	14%	$600,000
Gravity 1000 stations	2%	$100,000
Data Processing & Interpretation	2%	$100,000
Sub-Total	24%	$1,040,000
Drilling, 8000 metres at $ 350/m	64%	$2,800,000
Sub-Total	100%	$4,390,000
Contingency	15%	$658,500
PHASE 1 TOTAL		$5,048,500

45 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Phase 2

The phase 2 of the proposed programme will follow up on the results from Phase 1 and consist of further geophysics to refine the targets, and consist of gravity, TDEM and DC resistivity surveys supporting the Phase 2 drilling of approximately 20,0000 metres.

PHASE II BUDGET
CATEGORY	%	AMOUNT
Ground Geophysics
TDEM; 80 km @ $8000	7%	$640,000
DC resistivity 250 km @ $4000	11%	$1,000,000
Gravity 1500 stations @ $100	2%	$150,000
Data Processing & Interpretation	2%	$150,000
Sub-Total	22%	$1,940,000
Drilling, 20,000 metres at $ 350/m	78%	$7,000,000
Sub-Total	100%	$8,940,000
Contingency	15%	$1,341,000
PHASE 2 TOTAL		$10,281,000

46 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

20.0

REFERENCES

Annesley, I.R., Madore, C., and Portella, P., 2005, Geology and thermotectonic evolution of the western margin of the Trans-Hudson Orogen: Evidence from the eastern sub-Athabasca basement, Saskatchewan: Canadian Journal of Earth Sciences, Vol. 42, p. 573-597.

Armstrong, R. and Quirt, D and Hoeve, J. 1988. Rb Sr dating of diabase dykes in the Athabasca Basin, northern Saskatchewan, Saskatchewan Research Council (SRC R8553A88)

Armstrong, R. and Ramaekers, P. 1985. Sr isotope study of Helikian sediment and diabase dykes in the Athabasca Basin, northern Saskatchewan. Canadian Journal of Earth Science. Vol. 22 pp. 399-407.

Baudemont, D and Fedorowich, J. 1996 Structural Control on Uranium Mineralization at the Dominique –Peter Deposit Saskatchewan Canada, Economic Geology Vol. 91, pp. 855-874

Campbell, J.E., Klassen, R.A., and Shives, R.B.K., 2007, Integrated field investigations of airborne radiometric data and drift composition, Nuclear Energy Agency-International Atomic Energy Agency Athabasca Test Area, Saskatchewan, in Jefferson, C.W., and Delaney, G., eds., EXTECH IV: Geology and Uranium EXploration TECHnology of the Proterozoic Athabasca Basin, Saskatchewan and Alberta: Geological Survey of Canada, Bulletin 588, (also Geological Association of Canada, Mineral Deposits Division, Special Publication 4; Saskatchewan Geological Society, Special Publication 18), p. 533-554

Carroll J., Robbins J. and Koning E., 2006, The Shea Creek Deposits, West Athabasca Basin, Saskatchewan. CIM Field Conference, Uranium: Athabasca Deposits and Analogues. CIM Geological Society

Card, C.D., Campbell, J.E., and Slimmon, W.L., 2003, Basement lithologic framework and structural features of the western Athabasca Basin, in Summary of Investigations 2003, Volume 2: Saskatchewan Geological Survey, Saskatchewan Industry Resources,. Miscellaneous Report 2003-4.2, Paper D-3, 17 p., CD-ROM.

Card, C.D., 2006, Remote predictive map for the basement to the western Athabasca Basin: Saskatchewan Industry and Resources, Preliminary Geological Map, Open File 2006-45, scale: 1:500 000.

Chapman, G. and Bzdel, Lawrence, 1998 Cogema Resources Sylvia Lake Prospect 1998 Exploration Activities and Results Report submitted Saskatchewan Energy and Resources for assessment

Chiarenzelli J.R., Aspler, L.B. Villeneuve, M., Lewry, J.F. 1998. Paleoproterozoic evolution of the Saskatchewan Craton, Trans-Hudson orogen. J. Geol. 106, 247-267

47 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Collier, B., 2003: Detailed Stratigraphy of the Paleoproterozoic Athabasca Group along the Shea Creek - Douglas River Trend and Its Relationship to the Regional Stratigraphy of the Western Athabasca Basin, Canada: M.Sc. thesis, Laurentian University, Sudbury, Ontario, 166 p.

Currie, K. L., Shock metamorphism in the Carswell circular structure, Saskatchewan, Canada. Nature, v. 213, pp. 56-57. 1967.

Fayek, M., and Kyser, K.K., 1997, Characterization of multiple fluid events and rare-earth-element mobility associated with formation of unconformity- type uranium deposits in the Athabasca Basin, Saskatchewan: The Canadian Mineralogist, Vol. 35, p. 627-658.

Fayek, M., Harrison, T.M., Ewing, R.C., Grove, M., and Coath, C.D., 2002a, O and Pb isotope analyses of uranium minerals by ion microprobe and U-Pb ages from the Cigar Lake deposit: Chemical Geology, Vol. 185, p. 205-225.

Fayek, M., Kyser, T.K., and Riciputi, L.R., 2002b, U and Pb isotope analysis of uranium minerals by ion microprobe and the geochronology of the McArthur River and Sue Zone uranium deposits, Saskatchewan, Canada: The Canadian Mineralogist, Vol. 40, p. 1553-1569.

Hoeve, J., and Quirt, D.H., 1984, Mineralization and Host Rock Alteration in Relation to Clay Mineral Diagenesis and Evolution of the Middle- Proterozoic, Athabasca Basin, northern Saskatchewan, Canada: Saskatchewan Research Council, SRC Technical Report 187, 187 p.

Halter, G., 1988. Zonalités des altérations dans l'environnement des gisements d'uranium associés í¿ la discordance du Protérozoïque Moyen (Saskatchewan, Canada) (Zonality of alterations in the environment of uranium deposits associated to Middle Proterozoïc unconformity (Saskatchewan, Canada)). Ph.D. Dissertation, Université Louis Pasteur, Strasbourg, 252 pp.

Jefferson, C.W., Percival, J.B., Bernier, S., Cutts, C., Drever, G., Jiricka, D., Long, D., McHardy, S., Quirt, D., Ramaekers, P., Wasyliuk, K., and Yeo, G.M., 2001, Lithostratigraphy and mineralogy in the Eastern Athabasca Basin, northern Saskatchewan - progress in year 2 of EXTECH IV, in Summary of Investigations 2001, Volume 2, Part B, EXTECH IV Athabasca Uranium Multidisciplinary Study: Saskatchewan Geological Survey, Saskatchewan Energy and Mines, Miscellaneous Report 2001-4.2b (CD-ROM), p. 272-290

Jefferson, C.W., Thomas D.J., Gandhi S.S., Ramaekers P., Delaney, Brisbin D, Cutts, Quirt D., Portella P, Olson R.A. 2009, Unconformity associated uranium deposits of the Athabasca Basin in Saskatchewan and Alberta in Goodfellow, W.D., ed., Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods: Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, p. 273-305.

48 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Kyser, K., Hiatt, E., Renac, C., Durocher, K., Holk, G., and Deckart, K., 2000, Diagenetic fluids in Paleo- and Mesoproterozoic sedimentary basins and their implications for long protracted fluid histories, Chapter 10 in Kyser, K., ed., Fluids and Basin Evolution, Short Course Series Volume 28 (Series editor Robert Raeside): Mineralogical Association of Canada, p. 225-262.

Lorilleux et al., 2002. Polyphase hydrothermal breccias associated with unconformity-related uranium mineralization (Canada): from fractal analysis to structural significance. Journal of Structural Geology. Vol. 24. 323-338.

LeCheminant, A., Heaman, L. 1989 Mackenzie igneous events Canada: Middle Proterozoic hotspot magmatism associated with ocean opening. Earth and Planetary Science Letters, 96 no 1/2 pp. 38-48

Matthews, R., Koch, R., Leppin, M., Powell, B., and Sopuck, V., 1997, Advances in integrated exploration for unconformity-associated uranium deposits in western Canada, in Gubins, A.G., ed., Geophysics and Geochemistry at the Millennium, Proceedings of Exploration ’97. Fourth Decennial International Conference on Mineral Exploration, September 15-18, 1997: Toronto, Prospectors and Developers Association of Canada, p. 993-1002.

McKay, A.D., and Miezitis, Y., 2001, Australia’s Uranium Resources, Geology and Development of Deposits: Australian Geological Survey Organization - Geoscience Australia, Australia Mineral Resource Report 1 (Internet).

Nimeck, G and Koch, R., 2008, A progressive geophysical exploration strategy at Shea Creek uranium deposit, The Leading Edge January 2008.

Pană, D., Creaser, R.A., Muehlenbachs, K., and Wheatley, K., 2007, Basement geology in the Alberta portion of the Athabasca Basin: context for the Maybelle River area, in Jefferson, C.W., and Delaney, G., eds., EXTECH IV: Geology and Uranium EXploration TECHnology of the Proterozoic Athabasca Basin, Saskatchewan and Alberta: Geological Survey of Canada, Bulletin 588, (also Geological Association of Canada, Mineral Deposits Division, Special Publication 4; Saskatchewan Geological Society, Special Publication 18) p. 135-154.

Pagel, M. Svab, M. 1985 Petrographic and geochemical variations within the Carswell Structure metamorphic core and their implications with respect to uranium mineralization. Edited by R. Laine, D. Alonso and M. Svab. The Carswell Structure Uranium Deposits, Saskatchewan G.A.C Special Paper 29. pp 55-70

49 | Page

Report on Carswell Uranium Project,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Percival, J.B., 1989, Clay mineralogy, Geochemistry and Partitioning of Uranium Within the Alteration Halo of the Cigar Lake Uranium Deposit, Saskatchewan, Canada. Ph.D. thesis, Carleton University, Ottawa, Ontario, 343 p.

Percival, J.B., Bell, K., and Torrance, J.K., 1993, Clay mineralogy and isotope geochemistry of the alteration halo at the Cigar Lake uranium deposit: Canadian Journal of Earth Sciences, v. 30, p. 689-704.

Quirt, D. 2003, Athabasca unconformity-type uranium deposits: one deposit type with many variations: Uranium Geochemistry 2003, International Conference, Nancy, France, April 13-16 2003, Proceedings, p. 309-312.

Ramaekers, P. 1981 Hudsonian and Helikian basins of the Athabasca Region, Northern Saskatchewan Edited by F.H.A. Campbell. Proterozoic Basins of Canada, Geological Survey of Canada, paper 81-10., pp. 219-233

Ramaekers, P. 1990 Geology of the Athabasca Group (Helikian) in Northern Saskatchewan Saskatchewan Energy and Mines, Report 195, pp. 49

Ramaekers, P., 1990, Geology of the Athabasca Group (Helikian) in northern Saskatchewan: Saskatchewan Energy and Mines, Saskatchewan Geological Survey, Report 195, 49 p.

Ramaekers, P., 2004, Development, Stratigraphy and Summary Diagenetic History of the Athabasca Basin, Early Proterozoic of Alberta and Its Relation to Uranium Potential: Alberta Geological Survey, Alberta Energy and Utilities Board, Special Report 62 (PDF), 85 p.

Rippert, J.C., Koning, E., Robbins, J., Koch, R., and Baudemont, D., 2000, The Shea Creek Uranium Project, West Athabasca Basin, Saskatchewan, Canada, Geological Association of Canada – Mineralogical Association of Canada, Joint Annual Meeting, Calgary, Abstract, Vol. 26, p. 65.

Sibbald, T.I.I., 1985, Geology and genesis of the Athabasca Basin uranium deposits, in Summary of Investigations 1985: Saskatchewan Geological Survey, Saskatchewan Energy and Mines, Miscellaneous Report 84-4, p. 133-156.

Sibbald, T.I.I., Munday, R.J.C., and Lewry, J.F., 1976, The geological setting of uranium mineralization in northern Saskatchewan, in Dunn, C.E., ed., Uranium in Saskatchewan: Saskatchewan Geological Society, Special Publication No. 3, p. 51-98.

50 | Page

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Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

Wasyliuk, K., 2002, Petrogenesis of the Kaolinite-Group Minerals in the eastern Athabasca Basin of northern Saskatchewan: Applications to Uranium Mineralization: M.Sc. thesis, University of Saskatchewan, Saskatoon, Saskatchewan, 140 p.

Wheatley, K., and Cutts, C., 2006, Overview of the Maybelle River uranium mineralization, Alberta, Canada, in Uranium production and raw materials for the Nuclear Fuel Cycle - supply and demand, economics, the environment and energy security: International Atomic Energy Agency, Symposium Proceedings, Vienna, Austria, 20-24 June, 2005, STI/PUG/1259 on companion CD to printed volume, 12 p.

Wilson, S, Bingham, D., Alexander B, and Alonso, D. Cogema Resources Inc. Douglas River Project 1995 Exploration Activities and Results Report submitted Saskatchewan Energy and Resources for assessment

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Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

21.0

DATE AND SIGNATURE

Dated, signed, and sealed by the undersigned this _____th day of September 2010.

Respectfully submitted,

(Signed) Sandra Jean Foster, M.Sc., P. Geo.

PROFESSIONAL SEAL

_____________________________________

Sandra Jean Foster M.Sc., P.Geo.

Dated, signed, and sealed by the undersigned this _____th day of September 2010.

Respectfully submitted,

(Signed) Grant Nimeck, P. Geo.

PROFESSIONAL SEAL

_____________________________________

Grant Nimeck, P.Geo.

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Athabasca Basin, Saskatchewan, Canada

September 3, 2010 Final

22.0 STATEMENT OF CERTIFICATION BY PRINCIPAL AUTHOR

I, Sandra Jean Foster M.Sc., P.Geo. do hereby certify that:

1. I am a consulting geologist providing consulting services to CanAlaska Uranium Ltd., with my office located at 130 Begg Crescent, Saskatoon, Saskatchewan, Canada S7H 4N9, and the author of Technical Report: Carswell Uranium Project, Western Athabasca Basin, Saskatchewan, Canada.

2. I am a member in good standing of the Association of Professional Engineers and Geoscientists of Saskatchewan registered as “Professional Geoscientist” (Number 10598).

4. I have practiced my profession since 1980.

5. I am a geological consultant and have been practicing in this capacity since June 2008.

6. I am a graduate of the Faculty of Arts and Science at the University of Saskatchewan and earned a Bachelor of Science (Advanced) Degree in Geology in 1980. I earned a Master of Science degree in geology in 1989 at the University of Alberta.

8. Opinions and geological interpretations expressed herein are based on the information provided and the general experience and expertise possessed by the consultant. These opinions are offered up as further information for the consideration of the general public and are subject to change as new data is acquired and interpreted.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

10. I have read National Instrument 43-101 and Form 43-101 F1, and the written disclosure being filed and believe that it fairly and accurately represents the information in the technical report that supports the disclosure.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Dated this __th Day of September 2010.

____________________________________

(Signed) Sandra Jean Foster, M.Sc. P.Geo.

PROFESSIONAL SEAL

53 | Page

Preliminary Assessment Study of Uranium Resource Prospectivity,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

STATEMENT OF QUALIFICATIONS FOR GRANT NIMECK

I, Grant Nimeck, P. Geo. do hereby certify that.

1. I am a consulting geophysicist providing consulting services to CanAlaska Uranium Ltd., with my office located at 31 McCully Crescent Saskatoon, Saskatchewan S7L5L8 and the author of section 19.1 of  Technical Report: Carswell Uranium Project, Western Athabasca Basin, Saskatchewan, Canada.

2. I am a member in good standing of the Association of Professional Engineers and Geoscientists of Saskatchewan registered as “Professional Geoscientist” (Number 10561).

4. I have practiced my profession as a geophysicist since 1985.

5. I am a geophysical consultant and have been practicing in this capacity since September 2009.

6. I am a graduate of the Faculty of Arts and Science at the University of Saskatchewan and earned a Bachelor of Science (Advanced) Degree in Geophysics in 1983.

8. The opinions and geophysical interpretations expressed herein are based on the information provided and the general experience and expertise possessed by the consultant. These opinions are offered up as further information for the consideration of the general public and are subject to change as new data is acquired and interpreted.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

10. I have read National Instrument 43-101 and Form 43-101 F1, and the written disclosure being filed and believe that it fairly and accurately represents the information in the technical report that supports the disclosure.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Dated this __th Day of September 2010.

____________________________________

(Signed) Grant Nimeck P. Geo.

PROFESSIONAL SEAL

APPENDIX 1

COPY OF ASSIGNMENT OF MINERAL LICENCES

2 | Page

Carswell Project Mineral Dispositions
Number	Disposition	Claim Number	Owner	Claim Area (ha)	Effective Date
1	claim	S-111507	CanAlaska Uranium Ltd. 100%	732	20-Jan-09
2	claim	S-111214	CanAlaska Uranium Ltd. 100%	1,385	12-Feb-08
3	claim	S-111216	Hawk Uranium Inc. 100%	2,851	12-Feb-08
4	claim	S-110279	CanAlaska Uranium Ltd. 100%	2,638	12-Feb-08
5	claim	S-111221	CanAlaska Uranium Ltd. 100%	4,299	29-Jan-08
6	claim	S-111215	CanAlaska Uranium Ltd. 100%	2,503	29-Jan-08
7	claim	S-111222	CanAlaska Uranium Ltd. 100%	3,066	29-Jan-08
8	claim	S-111213	CanAlaska Uranium Ltd. 100%	2,135	29-Jan-08
9	claim	S-110924	CanAlaska Uranium Ltd. 100%	1,770	10-Jan-08
10	claim	S-110925	CanAlaska Uranium Ltd. 100%	475	10-Jan-08
11	claim	S-110926	CanAlaska Uranium Ltd. 100%	373	10-Jan-08
12	claim	S-110927	CanAlaska Uranium Ltd. 100%	3,378	10-Jan-08
13	claim	S-110928	CanAlaska Uranium Ltd. 100%	3,408	10-Jan-08
			Total:	29,013

The information for this table was gathered from the following Government of Saskatchewan website.

http://www.infomaps.gov.sk.ca/website/SIR_Geological_Atlas/viewer.htm

3 | Page

Preliminary Assessment Study of Uranium Resource Prospectivity,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

APPENDIX 2

SUMMARY OF DRILLING IN THE VICINITY OF AND ON THE CANALASKA DISPOSITIONS

Preliminary Assessment Study of Uranium Resource Prospectivity,

CanAlaska Uranium Ltd,

Athabasca Basin, Saskatchewan, Canada

Appendix 2- Historic Drill Holes
Coordinate System = UTM NAD83 Zone 13N
ASSESSMENT	HOLE_NUM	UTM_X	UTM_Y	ELEVATION	EOH	AZIMUTH	DIP	ATH_DEPTH	UC_DEPTH	COMMENTS	BMT_LITH_1	WORK_DATE
74K05-SE-0133	CLU-961	228755	6477526
74K05-SE-0030	CAR-64	228480	6479193		115.2	0	-90
74K05-NE-0076	CAR-205	228523	6482113		612					Log does not extend to EOH, Deepened to 612m in 74K05-NE-0078
74K05-SE-0061	CAR-140	229746	6481608							no log located
74K05-SE-0133	CAR-687	231731	6477549
74K05-SE-0133	3403	233645	6477843
74K05-SE-0133	3421	233838	6477831
74K05-SE-0133	4113	233935	6478200
74K11-SW-0037	CAR-333	245235	6495577		305
74K11-SW-0037	CAR-333A	245401	6495693		305
74K12-SE-0037	CAR-199	236003	6495917
74K05-SE-0133	CAR-203	235724	6496410		349.7
74K12-SE-0044	CAR-281	235259	6496715
74K12-SE-0041	CAR-277	225063	6496755
74K05-0077	CAR-255	224753	6478837		612
74K05-SE-0133	70NC-11	230330	6474467							Also identified as 70-NC-1b
74K05-SE-0133	70NC-10	230458	6474347							Also identified as 70-NC-1a
74K05-SE-0083	CAR-275	234607	6470331
74K-0013	DGS-4	230974	6471714
74K05-SE-0133	27	233854	6464795
74K05-SE-0133	25	233926	6464835
74K05-SE-0133	23	233966	6464843
74K05-SE-0133	26	234263	6464041
74K05-SE-0133	19	234343	6464081
74K06-SW-0077	CAR-259	237779	6468839
74K05-SE-0084	CAR-257	221358	6475122		278.25	0	-90
74K06-NE-0072	CAR-283	248307	6478186
74K-0002	CAR-179	255300	6483698
74K06-NE-0074	CAR-287	252253	6484079
74K-0002	CAR-181	251869	6487584
74K06-NW-0020	CAR-13	250055	6489175
74K06-NW-0020	CAR-12	250097	6489209
74K06-NE-0073	CAR-331	248060	6489937		305.4
74K06-NW-0027	CAR-58	252043	6492787
74K12-SE-0043	CAR-279	234956	6497061
74K-0006	70-NC-6	232408	6498194
74K05-0093	CAR-301	252976	6501602	350	495	0	-90			deepened to 1623' in 74K-0005
74K11-SW-0018	CAR-61	241691	6500658							Also in 74K05-0034
74K06-0080	CAR-293	241748	6500415
74K05-NE-0139	BAN-7	231098	6492523	319				20	219			1998
74K05-NE-0139	BAN-8	231058	6492555	318				14	103			1998
74K06-SW-0011	CAR-005	240096	6475837	384				11	25	no Log located
74K06-SW-0011	CAR-006	240096	6475837	384				13	40	no log located
74K06-NW-0029	CAR-057	245389	6484750	385				15	41
74K06-NE-0032	CAR-114	257998	6483214	425	1287	0	-90	30	1224	Deepened in 74K06-NE-0055 to 1287m		1975
74K12-SE-0037	CAR-201	236022	6496051	339				5	14			1978
74K06-0080	CAR-299	237337	6496753	350				-999	11			1979
74K06-0080	CAR-303	237539	6496622	340				-999	65			1979
74K06-0080	CAR-305	237606	6496563	335				5	64			1979
74K06-0080	CAR-307	237680	6496515	333				8	39			1979
74K06-0080	CAR-311	237435	6496124	338				-999	69			1979
74K05-0128	CLU-2961	234177	6478230	336				37	92			1985
74K05-SE-0066	CLU-927	237477	6478312	370				-999	3			1976
74K05-SE-0066	CLU-929	237495	6478290	371				-999	4			1976
74K05-SE-0066	CLU-931	237496	6478270	371				-999	4			1976
74K05-SE-0066	CLU-933	237494	6478250	371				-999	3			1976
74K05-SE-0066	CLU-935	237492	6478230	372				-999	4			1976
74K05-SE-0066	CLU-937	237472	6478232	371				-999	3			1976
74K05-SE-0066	CLU-939	237474	6478252	371				-999	4			1976
74K05-SE-0066	CLU-941	237418	6478277	371				-999	2			1976
74K05-SE-0066	CLU-943	237594	6478178	371				-999	3			1976
74K05-SE-0066	CLU-945	237668	6478171	317				-999	3			1976
74K05-SE-0066	CLU-947	237463	6478129	371				-999	4			1976
74K05-SE-0066	CLU-949	237441	6478111	371				-999	7			1976
74K05-SE-0066	CLU-951	237404	6478034	371				-999	16			1976
74K05-SE-0066	CLU-953	237401	6477994	371				-999	13			1976
74K05-SE-0066	CLU-955	237415	6477932	370				-999	7			1976
74K05-SE-0066	CLU-957	237435	6477931	370				-999	7			1976
74K05-0137	DGS-006	233733	6465160	358				17	721		feldspar-quartz-biotite gneiss	1997
74K05-0137	DGS-007	233086	6466619	354.79		0	-90	10	748		feldspar-quartz-biotite gneiss	1997
74K05-0137	DGS-008A	233014	6466590	356				9	741		poss. regolith	1997
74K05-0137	DGS-009	233543	6465509	364				22	706		feldspar-quartz gneiss	1997
74K05-0137	DGS-010	233360	6465421	353				5	698		quartz-feldspar gneiss	1997
74K05-0137	DGS-011	233289	6465387	357				16	707		quartz-feldspar gneiss	1997
74K05-SE-0138	DGS-12	233508	6465937	350				16	716		Gneiss	1998
74K05-SE-0138	DGS-13	230315	6466263	358				9	743		Gneiss	1998
74K05-SE-0138	DGS-14	233486	6465479	361				16	702		Felsic gneiss	1998
74K05-SE-0138	DGS-15	233115	6466196	350				8	721		Felsic gneiss	1998
74K-0013	DGS-2	230424	6466309	358				12	742		paleoweathered aluminous gneiss	1996
74K-0013	DGS-3	232952	6467431	352				11	819		massive/banded garnet-sillimanite-quartz-cordierite-feldspar gneiss	1996
74K05-SE-0133	DGS-5	230488	6466338	359				38	732		felsic gneiss	1996
74K04-0019	ERC-1	227290	6461772	364		0	-90	13	797		Pegmatoid	1998
50	OF-78-1	192369	6508178	255					1010
74K03-0013	SHE-04	234796	6463022	355				32	717		charnockitic granodioritic gneiss	1994
74K03-0013	SHE-05	235303	6462410	365				24	691		paleoweathered hematite and chlorite	1994
74K03-0013	SHE-06	235821	6461690	375		0	-90	9	692		feldspar-quartz-chlorite gneiss	1994
74K04-NE-0021	SHE-100	234825	6463043	371				46	732		Felsic gneiss	1999
74K04-NE-0021	SHE-101	234744	6463144	457				5	202			1999
74K03-0013	SHE-10A	236264	6460469	375				18	733		granitic pegmatoid	1994
74K03-0013	SHE-11	234872	6463056	372				45	730		pegmatitic granitic gneiss	1994
74K03-0013	SHE-12	234727	6462990	383				45	710		graphitic gneiss	1994
74K03-0013	SHE-13	234792	6463480	380				41	737		granodioritic gneiss	1994
74K03-0013	SHE-14	234660	6462957	387				51	707		granodioritic gneiss	1994
74K03-0013	SHE-15A	234634	6463399	376				38	724		granodioritic gneiss, minor pegmatoid	1994
74K-0014	SHE-16	234763	6463006	374				39	723		granodioritic gneiss	1995
74K-0014	SHE-17	234596	6463384	385				47	728		granodioritic gneiss	1995
74K-0014	SHE-18	234560	6463367	392				54	722		annealed granodiorite	1995
74K-0014	SHE-19	234288	6464126	360				10	731		paleoweathered granitic to granodioritic gneiss. locally pegmatoid	1995
74K-0014	SHE-20	236132	6461160	385				10	697		paleoweathered granitic to granodioritic gneiss	1995
74K-0014	SHE-21	236286	6461197	379				13	703		paleoweathered granitic/granodioritic gneiss	1995
74K-0014	SHE-22	236415	6459819	372		0	-90	61	741		paleoweathered pegmatoid, strongly hematitic	1995
74K-0014	SHE-23	233927	6464846	375				37	743		paleoweathered granodioritic gneiss	1995
74K-0014	SHE-24	235234	6462376	382				42	702		paleoweathered granodioritic gneiss	1995
74K-0014	SHE-25	233895	6464827	373				33	744		paleoweathered granodioritic gneiss	1995
74K-0014	SHE-26	234219	6464089	380				36	727		granodioritic gneiss	1995
74K-0014	SHE-27	233826	6464798	372				30	731		paleoweathered quartz-feldspar-cordierite-gneiss	1995
74K-0014	SHE-28	235026	6462726	365				63	711		paleoweathered-feldspar-quartz-hematite-gneiss	1995
74K-0014	SHE-29	236441	6460620	374				21	696		paleoweathered feldspar-cordierite gneiss	1995
74K-0014	SHE-30	234977	6462905	359				34	680		gneiss	1995
74K-0014	SHE-31	236582	6460683	375				43	683		fsp-cord-sill gneiss	1995
74K-0014	SHE-32	234492	6463328	385				47	710		paleoweathered granitic gneiss	1995
74K-0014	SHE-32B	234491	6463330	387				47	711			1995
74K-0014	SHE-33	234414	6463296	391				48	707		paleoweathered pegmatoid	1995
74K04-NE-0009	SHE-34A	233960	6464827	373				36	741		feldspar-quartz-biotite gneiss	1996
74K04-NE-0009	SHE-35	234881	6462934	360				33	703		gneiss	1996
74K04-NE-0009	SHE-36	234787	6463106	370				48	716		feldspar-chlorite-quartz gneiss	1996
74K04-NE-0009	SHE-37	234737	6463199	369				52	724		paleoweathered feldspar-quartz-chlorite-hematite gneiss	1996
74K04-NE-0009	SHE-38A	234686	6463292	373				52	710		gneiss	1996
74K04-NE-0009	SHE-40A	234769	6463099	378				49	725		feldspar-quartz-biotite-garnet gneiss	1996
74K04-NE-0009	SHE-42	234666	6463166	380				47	707		feldspar-quartz-chlorite-garnet gneiss	1996
74K04-NE-0009	SHE-43	234735	6463079	382				52	717		pegmatoid/granitoid	1996
74K04-NE-0009	SHE-44	234701	6463183	375				44	707		felsic gneiss	1996
74K04-NE-0009	SHE-45	233924	6464810	373		0	-90	37	734		gneiss	1996
74K04-NE-0009	SHE-46	234720	6463191	372				41	717		feldspar-quartz-chlorite-hematite gneiss	1996
74K04-NE-0009	SHE-47A	234323	6464106	367				16	723		quartz-feldspar gneiss	1996
74K04-NE-0009	SHE-48	234703	6463301	367				40	717		fine grained felsic gneiss	1996
74K04-NE-0009	SHE-49	234906	6462947	353				28	707		strong hematite gniess	1996
74K04-NE-0009	SHE-50	234642	6463374	382				51	723		hematite gneiss	1996
74K04-NE-0018	SHE-51	233660	6465126	365				24	728		feldspar-quartz gneiss	1997
74K04-NE-0018	SHE-52	233585	6465090	367				22	714		feldspar-quartz-biotite gneiss	1997
74K04-NE-0018	SHE-53	234489	6463744	360				14	721		local quartz flooding	1997
74K04-NE-0018	SHE-54	233518	6465061	373				50	715		med. to coarse grained felspar-quartz-biotite-gneiss	1997
74K04-NE-0018	SHE-55	234415	6463709	375				28	710		med. grained quartz-feldspar-biotite-gneiss	1997
74K04-NE-0018	SHE-56	234126	6464459	367				17	738		hematite-quartz-feldspar-gneiss	1997
74K04-NE-0018	SHE-57	234052	6464425	369				17	723		fine to medium grained, moderate alteration, feldspar-quartz gneiss	1997
74K04-NE-0018	SHE-58B	234179	6464268	366				17	723		strongly altereted, hematite, feldspar gneiss	1997
74K04-NE-0018	SHE-59	233553	6465076	369				23	716		fine grained feldspar biotite gneiss	1997
74K04-NE-0018	SHE-60	233625	6465109	371				28	725		feldspar quartz gneiss	1997
74K04-NE-0018	SHE-61A	234381	6463912	367				19	702		fine grained clay gouge	1997
74K04-NE-0018	SHE-62	233761	6464952	372				41	724		fault gouge	1997
74K03-0011	SHE6-2	236218	6461103	413				9	699			1992
74K04-NE-0018	SHE-63B	234544	6463549	377				36	723		alum. gneiss	1997
74K04-NE-0018	SHE-64	233693	6464917	375				41	722		hematite and chlorite fault gouge with sandstone and fragments	1997
74K04-NE-0018	SHE-65	233834	6464987	375				40	743		medium grained feldspar-quartz gneiss	1997
74K04-NE-0018	SHE-66	233544	6465172	358				18	702		medium grained feldspar-quartz gneiss	1997
74K-0018	SHE-67A	233643	6465004	371				32	717		pegmatite	1998
74K-0018	SHE-68A	233716	6465041	372				37	733		grey-green zone of PWP	1998
74K-0018	SHE-69	233885	6464894	374				40	743		red-green zone of PWP	1998
74K-0018	SHE-70	233785	6465076	372				32	738		felsic gneiss	1998
74K-0018	SHE-71	233959	6464930	374				42	745		felsic gneiss	1998
74K-0018	SHE-72	233442	6465126	367				21	711		gneiss	1998
74K-0018	SHE-73	233868	6465002	374				39	742		gneiss	1998
74K-0018	SHE-74	233506	6465157	362				18	709		gneiss	1998
74K04-NE-0021	SHE-74	233506	6465157	459				33	206	Petrographic study of existing hole		1999
74K-0018	SHE-75	233680	6465024	372				33	726		gneiss	1998
74K-0018	SHE-76	233752	6465059	372				33	734		felsic gneiss	1998
74K-0018	SHE-77	231009	6464791	372				15	748		gneiss	1998
74K-0018	SHE-78	233569	6465085	367				24	713		gneiss	1998
74K-0018	SHE-79	234816	6463015	373				42	717		felsic gneiss	1998
74K-0018	SHE-80	234848	6463031	357				39	717		felsic gneiss	1998
74K-0018	SHE-81	233605	6465101	368				27	717		felsic gneiss	1998
74K-0018	SHE-82	234797	6463058	379				48	734		felsic gneiss	1998
74K-0018	SHE-83	233640	6465061	373				30	719		gneiss	1998
74K-0018	SHE-84	233624	6465054	372				28	721		gneiss	1998
74K-0018	SHE-85	234771	6463045	380				50	717		gneiss	1998
74K-0018	SHE-86	233664	6465073	373				29	722		felsic gneiss	1998
74K-0018	SHE-87	234860	6462978	356				27	709		felsic gneiss	1998
74K-0018	SHE-88	234761	6463094	381				50	716		felsic gneiss	1998
74K-0018	SHE-89	233537	6465128	370				25	712		felsic gneiss	1998
74K-0018	SHE-90	233615	6465082	369				27	724		gneiss	1998
74K-0018	SHE-91	233558	6465105	369				23	712		felsic gneiss	1998
74K-0018	SHE-92	233777	6465015	373				36	733		felsic gneiss	1998
74K-0018	SHE-93	233821	6464979	375				40	737		felsic gneiss	1998
74K04-NE-0021	SHE-94	234852	6462997	364				33	719			1999
74K04-NE-0021	SHE-95	234757	6463113	380				48	723			1999
74K04-NE-0021	SHE-96	234797	6463032	379				48	719			1999
74K04-NE-0021	SHE-97	234699	6463290	367				39	705			1999
74K04-NE-0021	SHE-98	234896	6462943	357				30	706			1999
74K04-NE-0021	SHE-99	234883	6462960	356				27	705			1999
74K05-NW-0140	SYL-1	215917	6480561	305		0	-90	12	726	relogged fo ExTech	biotite-feldspar-quartz gneiss	1998
74K04-NE-0031	SHE-109	234828	6463076	369.61				40.5	725.1		Argillized felsic gneiss	2005
74K04-NE-0031	SHE-110-A	233822	6464866	372.36				39	732.6		Garnetite	2005
74K04-NE-0031	SHE-111	233957	6464717	373.06				24.2	740.2		Argillized felsic gneiss	2004
74K04-NE-0031	SHE-112	234695	6463146	378.48				43.5	717.1		Argillized felsic gneiss	2004
74K04-NE-0031	SHE-113	233462	6465091	373.38				27	716.6		Argillized felsic gneiss	2004
74K04-NE-0031	SHE-114	234483	6463678	378.73				39	713.89		Pelitic gneiss	2004
	ALX-1	223979	6443612	465		0	-90
	AS-2	220279	6448419	410	502	0	-90
	CAR-651	239839	6495854	353	197		-52			Bst at top of hole
	DGS-04b	230927	6471723	337	1101	0	-90
	ERC-4	212381	6454788	355		0	-90
	FC-016	192547	6476258	305	184	0	-90
	FC-017	192316	6442130	366	228	0	-90
	FC-052	188897	6461558	332	245	0	-90
	MR-65	184676	6450852	347		0	-90
	MR-66	181880	6456033	350		0	-90
74K03-0011	SHE-1B	240372	6440797	506		0	-90
Titan Website	Tue-06-06	232295	6469491		1261	311	-88.5	0	1211			0
Titan Website	Tue-06-07	235324	6470778		500	284	-88.8	0				0
Titan Website	Tue-06-05	232127	6469858		178.2		-88	0		Hole abandoned		0
Triex Website	06-WC-00?	220888	6476400					0	0	No data known		0
Triex Website	06-WC-00?	221758	6474391					0	0	No data known		0
Triex Website	06-WC-00?	220655	6473784					0	0	No data known		0
Triex Website	06-WC-00?	221307	6472006					0	0	No data known		0